Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 14, 2012	TSX: TMM, NYSE. MKT: TGD

NEWS RELEASE

Timmins Gold reports profit from operations of $13.6 million for Q2 2012

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (the “Company”) is pleased to report its second quarter of 2012 financial results for the period ended June 30, 2012. For comparative purposes, Q2 2011 below refers to the three months ended June 30, 2011. All results are presented in United States dollars ("US Dollars") unless otherwise stated. Readers should refer to the Q2 2012 management discussion and analysis and condensed interim consolidated financial statements for complete information.

Q2 2012 HIGHLIGHTS

-	Metal revenues were $38.2 million, compared to $27.0 million during the same prior year period. This represents a 41% increase over the prior year.

-	Profit from operations was $13.6 million, compared to $10.4 million during the same prior year period. This represents a 31% increase over the prior year.

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Cash flows from operations were $7.5 million, compared to $6.0 million during the same prior year period. After excluding changes in non-cash working capital items, finance expense paid, and income tax paid the cash flows were $17.5 million, compared to $15.5 million during the same prior year period.

-	Increased cash to $21.2 million at June 30, 2012 after investing $2.0 million on drilling and $2.0 million on plant and equipment.

-	The Company produced a record 23,203 ounces of gold and sold 23,499 ounces of gold, compared to 16,676 and 17,965, respectively, during the same prior year period.

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The Company’s cash cost per ounce on a by-product basis was $758 compared to $740 in Q1 2012. The quarter over quarter increase is attributed to 2011 variable compensation of $0.3 million paid ($14 per gold ounce) in Q2 2012. GAAP required this payment to be booked in the current period. Management began accruing for the 2012 variable compensation ($4 per gold ounce) in June, 2012, which is expected to be negotiated and paid in May, 2013.

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A planned 50,000 meter drill program for the San Francisco Gold Project began in Q2 2012. Currently there are four reverse circulation drill rigs and one core rig on site. Additionally, the 5,000 meter core drill program at the San Onesimo project in Zacatecas, Mexico, commenced in July, 2012.

-	The expansion program continued with the installation of a new higher capacity tertiary crusher.

SUMMARIZED INTERIM FINANCIAL STATEMENTS AND OPERATING RESULTS

In US dollars unless otherwise indicated	Quarter Ended June 30, 2012	Quarter Ended June 30, 2011
Gold sold (oz)	23,499	17,965
Silver sold (oz)	14,452	8,622
Metal revenues	38,159,810	27,024,636
Production costs, excluding depletion and depreciation	18,184,487	9,883,006
Profit from operations	13,573,855	10,448,724
Earnings	6,163,422	5,747,072
Earnings per share, basic and diluted	0.04	0.04
Cash flows from operations	7,495,862	6,025,776
Total cash, end of period	21,168,487	7,970,861
Total assets, end of period	182,264,540	131,528,031
Total by-product cash costs per gold ounce	758	533
Average realized gold price per ounce	1,624	1,504

“Q2 was a strong quarter operationally as demonstrated by increased profit from operations” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “During the quarter we began implementing a comprehensive cost reduction program, the results of which should be seen in the upcoming quarters. We continue with our expansion program and have installed and tested a larger capacity tertiary crusher and screen. The installation of a pre-screening system to increase capacity from the San Francisco crushing circuit by between 6,000 to 8,000 tpd is on schedule with over 80% of the equipment on site. The Company continues to fund all of its operations, expansion and drilling from existing cash flows. The Company believes it is well positioned to continue realizing current gold prices, generating strong margins and increased cash flow from operations.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.